Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

MicroSilicon Inc.
2101 Citywest Blvd
Houston, TX 77042
https://www.microsiliconinc.com/

Up to $1,069,998.80 in Common Stock at $5.20
Minimum Target Amount: $9,999.60

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: MicroSilicon Inc.
Address: 2101 Citywest Blvd, Houston, TX 77042
State of Incorporation: DE
Date Incorporated: February 12, 2015

Terms:

Equity

Offering Minimum: $9,999.60 | 1,923 shares of Common Stock
Offering Maximum: $1,069,998.80 | 205,769 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $5.20
Minimum Investment Amount (per investor): $260.00

**Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.*

<u>Voting Rights of Securities Sold in this Offering</u>

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

<u>Investment Incentives and Bonuses*</u>

<u>Time-Based:</u>

Friends and Family Early Birds

Invest within the first four weeks and receive 20% bonus shares

Super Early Bird Bonus

Invest within the first eight weeks and receive 15% bonus shares

<u>Amount-Based:</u>

$1,000+ | Tier 1

5% Bonus Shares

$2,500+ | Tier 2

10% Bonus Shares

$5,000+| Tier 3

15% Bonus Shares

$10,000+| Tier 4

20% Bonus Shares

$25,000+| Tier 5

25% Bonus Shares

<u>Audience-Based:</u>

5% bonus shares for previous investors.

**All perks occur when the offering is completed.*

<u>The 10% StartEngine Owners' Bonus</u>

MicroSilicon Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $5.20 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $520. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus and the 5% previous investor Audience-Based Bonus in addition to the aforementioned bonus.

The Company and its Business

Company Overview

MicroSilicon Inc. ("MicroSilicon" or the "Company"), is a C-Corporation organized on February 12th, 2015, under the laws of Delaware. The Company is headquartered in Houston, TX. The Company provides real-time fluid characterization services for production and reservoir optimization to the energy companies of the world using its proprietary electromagnetic and quantum chemical technology. The services are provided under subscription-based, System as a Service (SaaS) contracts.

We believe MicroSilicon is one of the world's innovation leaders for real-time fluid characterization. MicroSilicon uses electromagnetic and quantum chemical technology for which it has won and been nominated for multiple industry awards, including Rice Alliance Startup, SPE ATCE Best-in-Show, World Oil (twice), iChemE, ADIPEC and most recently S&P Global Energy.

The Company is now developing a range of flow assurance products and services as well as miniaturization of downhole sensing microchips. The Company's first product is the Quantum RF chemical sensing platform, with one of the world's first in-field, harsh environment, Asphaltene Real-Time Analyzer for permanent online monitoring and prediction of asphaltene deposition.

The Company has an extensive granted and pending IP portfolio, with part of our portfolio under an exclusive license from Rice University and several own granted patents.

Competitors and Industry

Industry

Our primary market is within the digital oilfield and more specifically the production and reservoir optimization. As outlined in one report the digital oilfield market size was USD 25 billion in 2019 and was projected to reach $30 billion by 2027. Production and reservoir optimizations were approximately 40 and 25 percent respectively.

Competitors

Our competitive landscape in the energy space consists of integrated and independent specialty chemical vendors, oilfield service companies, and several large instrumentations, process control, and automation companies. Examples of these companies are ChampionX, Baker Hughes, Schlumberger, Emerson, Honeywell, and so on.

We believe none of the above companies are doing what we are doing, where we have a unique proprietary platform technology with a growing knowledge base, growing our differentiation over time as we deploy more and more systems. We have an extensive and growing IP portfolio with over 15 granted patents, with more in the Company's anticipated pipeline.

ChampionX represents the chemical's companies, they have specialized chemicals to mitigate the problem but do not have our unique real-time measurement solution to determine the efficiency of the chemicals. Schlumberger represents the integrated oilfield Services Companies (HAL, BH, etc.), they do a lot of everything, but again do not have a way to measure Asphaltenes for example in real-time, again we are the only one. Emerson represents the big sensor process solution companies, they have the sensors and controls, not chemicals, but again do not have our sensor technology, and also not our business model. All of the above have something to gain from our technology, and they have access and channels to get into markets that we don't, making them competitors, because they are in our space, but more than competitors they are more likely partners, potential acquirers, etc.

Current Stage and Roadmap

From deploying its first in-field prototype in early 2017, through a number of field tests and certifications over the last few years, we are now finalizing a number of pre-commercial value-validation pilots with three of the top oil producers in the world: XOM, ADNOC, and OXY (formerly ANADARKO). The Company's system has gone through certification for hazardous environments and pressure certification previously and we believe it is ready for deployment. The above deployments have gone through and been approved for deployment with these major oil companies.

The next steps will be to convert these tests into long-term commercial contracts for the core asphaltene services and develop further services on the same platform addressing further production and reservoir optimization challenges.

The Team

Officers and Directors

Name: Omar Kulbrandstad

Omar Kulbrandstad's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** CEO & Founder
  Dates of Service: February 15, 2016 - Present
  Responsibilities: Overall leadership of the company. Salary $100,000 per year.

Other business experience in the past three years:

- **Employer:** GroundMetrics Inc.
  Title: Executive Advisor

Dates of Service: May 01, 2013 - May 01, 2020
Responsibilities: Advising the Management Team

Name: Aydin Babakhani

Aydin Babakhani's current primary role is with UCLA Henry Samueli School of Engineering and Applied Science. Aydin Babakhani currently services 4 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Director & Founder
  Dates of Service: February 15, 2015 - Present
  Responsibilities: Member of the Board, Advisor, No salary, Equity Compensation: 27%.

Other business experience in the past three years:

- **Employer:** UCLA Henry Samueli School of Engineering and Applied Science
  Title: Associate Professor & Director, UCLA Integrated Sensors Laboratory
  Dates of Service: November 01, 2017 - Present
  Responsibilities: Overall Leadership of the Laboratory

Other business experience in the past three years:

- **Employer:** Nervonik, Inc.
  Title: Founder and Board Member
  Dates of Service: January 01, 2021 - Present
  Responsibilities: Advise company on ongoing business

Other business experience in the past three years:

- **Employer:** Maxwell Biomedical Inc.
  Title: Co-Founder and Board Member
  Dates of Service: May 01, 2018 - Present
  Responsibilities: Advise company on ongoing business

Other business experience in the past three years:

- **Employer:** DARPA Microsystems Exploratory Council
  Title: Member
  Dates of Service: May 01, 2017 - May 01, 2021
  Responsibilities: Advisory

Other business experience in the past three years:

- **Employer:** Rice University
  Title: Associate Professor
  Dates of Service: July 01, 2011 - October 01, 2017
  Responsibilities: Professor, Integrated Systems and Circuits Laboratory

Other business experience in the past three years:

- **Employer:** Rice Integrated Systems and Circuits Laboratory
  Title: Director
  Dates of Service: July 01, 2011 - October 01, 2017
  Responsibilities: Running Rice Integrated Systems and Circuits Laboratory

Name: Benjamin Vershcuere

Benjamin Vershcuere's current primary role is with Treasure Financial. Benjamin Vershcuere currently services 1 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Board Director
  Dates of Service: February 08, 2018 - Present
  Responsibilities: Member of the Board, No salary

Other business experience in the past three years:

- **Employer:** Treasure Financial
  Title: CIO & Co-Founder
  Dates of Service: November 01, 2020 - Present
  Responsibilities: As appropriate for the position

Other business experience in the past three years:

- **Employer:** BV Family Office
  Title: Owner
  Dates of Service: June 01, 2017 - March 01, 2020
  Responsibilities: Leadership

Name: John Lovell

John Lovell's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Vice President Technology and Strategy
  Dates of Service: September 01, 2017 - Present
  Responsibilities: Set and execute on the Technology strategy for the Company. Salary: $100,000 year, Equity Compensation: 95,131 shares in the form of options.

Other business experience in the past three years:

- **Employer:** Data Value Consultants
  Title: President
  Dates of Service: January 01, 2017 - Present
  Responsibilities: Data analysis and distributed measurement interpretation for the E&P community

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as “we”, “us”, “our”, or “Company”) involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company’s Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it’s a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any equity purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed
The Company is offering equity in the amount of up to $1,070,000 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your

investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members
Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

We are reliant on one main type of service
All of our current services are variants on one type of service, providing a platform for online chemical sensing. Our revenues are therefore dependent upon the market for online chemical sensing.

Some of our products are still in prototype phase and might never be operational products
It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the

product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Developing new products and technologies entails significant risks and uncertainties
We are currently in the research and development stage and have only manufactured a prototype for our other planned products. Delays or cost overruns in the development of our other planned products and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Minority Holder; Securities with Voting Rights
The security type that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our Company, you will only be paid out if there is any cash remaining after all of the creditors of our Company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose

subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected
Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company and have not yet generated any profits
MicroSilicon Inc. was formed on 12th February 2015. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. MicroSilicon Inc. has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

We are an early stage company and have limited revenue and operating history
The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that MicroSilicon Inc is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

We have existing patents that we might not be able to protect properly
One of the Company's most valuable assets is its intellectual property. The Company owns 20 or so trademarks, copyrights, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its

intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

We have pending patent approval's that might be vulnerable
One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them
Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional

employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time
Our ability to sell products is dependent on outside government regulations and laws. The laws and regulations concerning the selling of products may be subject to change and if they do then the selling of products may no longer be in the best interest of the Company. At such point, the Company may no longer want to sell products and therefore your investment in the Company may be affected. MicroSilicon is also reliant on foreign business and there are possible issues regarding foreign government regulations and instability in the foreign jurisdictions in which MicroSilicon may need to operate or serve clients.

We rely on third parties to provide services essential to the success of our business
We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The Company is vulnerable to hackers and cyber-attacks
As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on MicroSilicon Inc or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on MicroSilicon Inc could harm our reputation and materially negatively impact our financial condition and business.

Customer acceptance and pricing
There is no guarantee that customers will accept and adopt to the services as proposed

and at the pricing we have envisaged in our financial model. This is a unique and new technology and as such has an inherent adaptation risk.

Volatility of energy/oil price

The price of oil and gas is inherently very much dependent on global supply and demand including world events and situations globally and as such price can vary significantly and that can have an effect of our ability to provide our products and services.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Aydin Babakhani	1,000,000	Common Stock	27.97%
Tembusu LLC (100% owned by Tembusu Trust and solely managed by Omar Kulbrandstad)	1,065,563	Common Stock	29.8%

The Company's Securities

The Company has authorized Common Stock, and SAFE. As part of the Regulation Crowdfunding raise, the Company will be offering up to 205,769 of Common Stock.

Common Stock

The amount of security authorized is 10,000,000 with a total of 3,575,234 outstanding.

Voting Rights

1 vote per share.

Material Rights

<u>Voting Rights of Securities Sold in this Offering</u>

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successr, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of

1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

The total amount of outstanding Common Stock includes 70,159 shares of Common Stock reserved for issuance upon the exercise of outstanding Warrants to purchase shares of Common Stock.

The total amount of outstanding Common Stock includes 170,497 shares of Common Stock reserved for issuance upon the exercise of outstanding Warrants to purchase shares of Preferred Stock, which are convertible into shares of Common Stock.

The total amount of outstanding Common Stock includes 385,149 shares of Common Stock reserved for issuance upon the exercise of outstanding Options to purchase Common Stock pursuant to the Company Stock Incentive Plan. 114,851 shares of Common Stock remain available for issuance under the Company Stock Incentive Plan.

Certain shares of Common Stock have certain rights under the second amended and restated investor rights agreement dated July 3, 2018, including certain participation and other investor rights, some of which have been waived. The Drag-Along Right below has not been waived.

2.3 Drag-Along Right. In the event that each of (i) the holders of a majority of the shares of Common Stock and (ii) the Company's Board of Directors (the "Board") approve a Change in Control Event (as defined below), then each Investor and Key Holder hereby agrees to vote (in person, by proxy or by action by written consent, as applicable) all shares of capital stock of the Company now or hereafter directly or indirectly owned of record or beneficially by such Investor or Key Holder in favor of, and adopt and approve, such Change in Control Event, and to execute and deliver all related documentation and take such other action in support of such Change in Control Event as shall reasonably be requested by the Company in order to carry out the terms and provision of this Section 2.3, including, without limitation, executing and delivering instruments of conveyance and transfer and any purchase agreement, merger agreement, indemnity agreement, escrow agreement, consent, waiver, governmental filing, share certificates duly endorsed for transfer (free and clear of impermissible liens, claims and encumbrances) and any similar or related documents. The obligation of any Party to participate in a Change in Control Event pursuant to this Section shall not apply to a Change in Control Event, where the other party involved in such Change in Control Event is an affiliate or stockholder holding more than ten percent (10%) of the voting power of the Company. For purposes of this Agreement, each of the following events shall be considered a "Change in Control Event" unless the holders of at least a majority of the outstanding shares of Common Stock elect otherwise:

(a) a merger or consolidation in which: (i) the Company is a constituent party; or (ii) a subsidiary of the Company is a constituent party, and the Company issues shares of its capital stock pursuant to such merger or consolidation, except any such merger or consolidation involving the Company or a subsidiary in which the shares of capital stock of the Company outstanding immediately prior to such merger or consolidation continue to represent, or are converted into or exchanged for equity securities that represent, immediately following such merger or consolidation, at least a majority, by voting power, of the equity securities of (1) the surviving or resulting party or (2) if the surviving or resulting party is a wholly-owned subsidiary of another party immediately following such merger or consolidation, then the parent of such surviving or resulting party; provided that, for purposes of this Section 2.3(a), all shares of Common Stock issuable upon exercise of options outstanding immediately prior to such merger or consolidation or upon conversion of all securities convertible into shares of Common Stock outstanding immediately prior to such merger or consolidation, shall be deemed to be outstanding immediately prior to such merger or consolidation and, if applicable, deemed to be converted or exchanged in such merger or consolidation on the same terms as the actual outstanding shares of Common Stock are converted or exchanged; or

(b) the sale, lease, transfer or other disposition, in a single transaction or a series of related transactions, by the Company or any subsidiary of the Company, of all or substantially all of the assets of the Company and its subsidiaries taken as a whole, or, if all or substantially all of the assets of the Company and its subsidiaries taken as a whole are held by such subsidiary or subsidiaries, then the sale or disposition (whether by merger or otherwise) of one or more subsidiaries of the Company, except where such sale, lease, transfer or other disposition is to the Company or one or more wholly-owned subsidiaries of the Company.

SAFE

The security will convert into Shares of capital stock issued in an equity financing and the terms of the SAFE are outlined below:

Amount outstanding: $511,486.00
Interest Rate: 0.0%
Discount Rate: 80.0%
Valuation Cap: $10,000,000.00
Conversion Trigger: Equity Financing

Material Rights

1. Events

(a) Equity Financing. If there is an Equity Financing before the termination of this Safe, on the initial closing of such Equity Financing, this Safe will automatically convert into the number of shares of Safe Preferred Stock equal to the Purchase Amount divided by the Conversion Price.

In connection with the automatic conversion of this Safe into shares of Safe Preferred Stock, the Investor will execute and deliver to the Company all of the transaction documents related to the Equity Financing; provided, that such documents are the same documents to be entered into with the purchasers of Standard Preferred Stock, with appropriate variations for the Safe Preferred Stock if applicable; and provided further, that such documents have customary exceptions to any drag-along applicable to the Investor, including, without limitation, limited representations and warranties and limited liability and indemnification obligations on the part of the Investor.

(b) Liquidity Event. If there is a Liquidity Event before the termination of this Safe, this Safe will automatically be entitled to receive a portion of Proceeds, due and payable to the Investor immediately prior to, or concurrent with, the consummation of such Liquidity Event, equal to the greater of (i) the Purchase Amount (the "Cash-Out Amount") or (ii) the amount payable on the number of shares of Common Stock equal to the Purchase Amount divided by the Liquidity Price (the "Conversion Amount"). If any of the Company's securityholders are given a choice as to the form and amount of Proceeds to be received in a Liquidity Event, the Investor will be given the same choice, provided that the Investor may not choose to receive a form of consideration that the Investor would be ineligible to receive as a result of the Investor's failure to satisfy any requirement or limitation generally applicable to the Company's securityholders, or under any applicable laws.

Notwithstanding the foregoing, in connection with a Change of Control intended to qualify as a tax-free reorganization, the Company may reduce the cash portion of Proceeds payable to the Investor by the amount determined by its board of directors in good faith for such Change of Control to qualify as a tax-free reorganization for U.S. federal income tax purposes, provided that such reduction (A) does not reduce the total Proceeds payable to such Investor and (B) is applied in the same manner and on a pro rata basis to all securityholders who have equal priority to the Investor under Section 1(d).

(c) Dissolution Event. If there is a Dissolution Event before the termination of this Safe, the Investor will automatically be entitled to receive a portion of Proceeds equal to the Cash-Out Amount, due and payable to the Investor immediately prior to the consummation of the Dissolution Event.

(d) Liquidation Priority. In a Liquidity Event or Dissolution Event, this Safe is intended to operate like standard non-participating Preferred Stock. The Investor's right to receive its Cash-Out Amount is:

(i) Junior to payment of outstanding indebtedness and creditor claims, including contractual claims for payment and convertible promissory notes (to the extent such convertible promissory notes are not actually or notionally converted into Capital Stock);

(ii) On par with payments for other Safes and/or Preferred Stock, and if the applicable Proceeds are insufficient to permit full payments to the Investor and such other Safes and/or Preferred Stock, the applicable Proceeds will be distributed pro rata to the Investor and such other Safes and/or Preferred Stock in proportion to the full payments that would otherwise be due; and

(iii) Senior to payments for Common Stock.

The Investor's right to receive its Conversion Amount is (A) on par with payments for Common Stock and other Safes and/or Preferred Stock who are also receiving Conversion Amounts or Proceeds on a similar as- converted to Common Stock basis, and (B) junior to payments described in clauses (i) and (ii) above (in the latter case, to the extent such payments are Cash-Out Amounts or similar liquidation preferences).

(e) Termination. This Safe will automatically terminate (without relieving the Company of any obligations arising from a prior breach of or non-compliance with this Safe) immediately following the earliest to occur of: (i) the issuance of Capital Stock to the Investor pursuant to the automatic conversion of this Safe under Section 1(a); or (ii) the payment, or setting aside for payment, of amounts due the Investor pursuant to Section 1(b) or Section 1(c).

What it means to be a minority holder

As a minority holder of Common Stock of this offering, you have granted your votes by proxy to the CEO of the Company. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Type of security sold:** SAFE
  Final amount sold: $511,486.00
  Use of proceeds: Execute and complete a number of pilot projects. MicroSilicon issued 170,497 Warrants to purchase shares of Preferred Stock in connection with its SAFE offering.
  Date: October 29, 2021
  Offering exemption relied upon: 506(b)

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $929,256.00
  Number of Securities Sold: 302,374
  Use of proceeds: Engineer, certify and build inline Quantum RF systems and execute on a number of pilots for some of the largest Oil Producers. MicroSilcion issued 12,081 Warrants to purchase Common Stock in connection with this Common Stock offering.
  Date: July 03, 2018
  Offering exemption relied upon: 506(b)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Year ended December 31, 2021, compared to year ended December 31, 2020

Covid had a significant impact on operations during 2020 and 2021. Although none of our projects were canceled covid impacted us in many ways operationally, examples related not being able to travel Internationally for installation and training of local partners, heightened security and sometimes inability to get to the field for installation and service.

Historical results and cash flows shown in the company's financials are not representative of what investors should expect in the future. Historical results reflect pilot projects and future results will be reflective of long-term subscription-based contracts, expected from the ongoing pilots.

Revenue

Revenue for fiscal year 2021 was $207,633, down compared to fiscal year 2020 revenue of $326,262. Most of this revenue came from ongoing pilots that have been stretched primarily because of Covid-related delays. The softness in the oil and gas market during 2020 and partly 2021 was not conducive to developing new projects and as such pipeline of new projects were soft during that period. The last 6-12 months have seen a significant improvement in sentiments.

Cost of Goods Sold

Cost of goods sold in 2021 was $24,217, a decrease of approximately $113,020, from costs of $137,237 in fiscal year 2020. The main reduction was largely due to the completion of a DOE project with billing of labor and other charges into COGS.

Net Income/Loss

2021 net loss was $352,326 compared to a net loss of $405,031 in 2020. The net loss reduction was positively affected by two rounds of PPP loans that were forgiven and awards price from Venture Competition totaling $233,269.

Expenses

The Company's expenses consist of, among other things, compensation and benefits, marketing and sales expenses, fees for professional services and patents, research, and development.

Historical results and cash flows:

The Company is currently in the pre-production stage running final paid-for customer acceptance pilots prior to term contract subscription-based revenue. We are of the opinion the historical cash flows will not be indicative of the revenue and cash flows expected for the future because of transitioning from one of the pilots to subscritpionbased re-occurring revenue. Past cash was primarily generated through equity investments, revenues from government grants, and customer pilot projects as mentioned above. Our goal is for future results & cash flows to be based on long-term subscripiton-based agreements.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of May 2022, the Company has capital resources available in the form of a shareholder loan in the amount of $100,000, presently at a balance of $40,000 or drawn down by $60,000. The Company currently has $60,000 cash on hand.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

The funds from the campaign are somewhat critical, more so the timing of such. We are also finalizing a contract with one of our major customers for $840,000 with $252,000 upon signature and another $126,000 estimated every 3 months after. We are also working on an extension and expansion of a system presently in place on an offshore facility here in the US. We believe this is estimated to represent $200-300,000 in revenue this year.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We believe the funds from this campaign are necessary to the viability of the Company. Of the total funds that our Company has, the majority will be made up of funds raised from the crowdfunding campaign, if it raises its maximum funding goal.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the Company raises the minimum offering amount, we anticipate the Company will be able to operate for two months (factoring in current capital resources available to the Company). This is based on a current monthly burn rate of $55,000 for expenses related to salaries, inventory and general operating expenses.

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company raises the maximum offering amount, we anticipate the Company will be able to operate for 12 to 18 months. This is based on a current monthly burn rate of $55,000 for expenses related to salaries, inventory, R&D and operating expenses.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Currently, the Company has contemplated additional future sources of capital including extending the crowdfunding campaign or a larger Series A / B round for institutional investors.

Indebtedness

- **Creditor:** EIDL SBIR
  Amount Owed: $150,000.00
  Interest Rate: 3.75%
  Maturity Date: May 16, 2050

- **Creditor:** Tembusu LLC
  Amount Owed: $80,000.00
  Interest Rate: 0.0%
  Maturity Date: December 01, 2022

Related Party Transactions

- **Name of Entity:** Tembusu LLC
  Names of 20% owners: Tembusu Trust (Solely managed by Omar Kulbrandstad)
  Relationship to Company: 20%+ Owner
  Nature / amount of interest in the transaction: The Company received a short-term loan in the amount of $80,000.
  Material Terms: None

Valuation

Pre-Money Valuation: $18,591,216.80

Valuation Details:

MicroSilicon Inc. ("MicroSilicon" or the "Company") determined its valuation internally, without a formal third-party independent evaluation. MicroSilicon Inc. determined its valuation based on an analysis of the following factors:

Overview of Reasonable Basis

We believe MicroSilicon is in a unique position both as it relates to its patented unique technology and in terms of the ongoing energy transition unfolding.

Energy Transition

The Energy Transition is putting a lot of emphasis on alternative energy sources, but there is also a strong realization that traditional energy like oil and gas is critical in the energy mix for multiple decades to come. Beyond that oil and gas is also a critical raw material for a multitude of materials.

It is very important that traditional energy is produced in a more sustainable way, more efficient, with less new development and with less use of harsh chemicals, and a lesser greenhouse gas footprint.

Our technology does all this and, as such, is uniquely positioned to contribute.

Technology

The technology is unique. We are presently one of the only ones utilizing this type of technology and we have a strong and growing IP portfolio supporting this. Because of our new and unique technology and differentiated business model, we believe there are presently no direct usable comparable companies.

The technology has also been throughout the prototyping, piloting, and validation phases and has been accepted by the industry, shown through our several field trials and industry awards. Presently the technology is going through final value validation for commercial deployment.

Patents

We have an extensive and growing IP portfolio with over 15 granted patents and licenses with more in the pipeline.

Competitors

Our competitive landscape in the energy space consists of integrated and independent specialty chemical vendors, oilfield service companies, and several large instrumentations, process control, and automation companies. Examples of these companies are ChampionX, Baker Hughes, Schlumberger, Emerson, Honeywell, and so on.

We believe none of the above companies are doing what we are doing where we have a unique proprietary platform technology with a growing knowledge base, growing our differentiation over time as we deploy more and more systems.

Founders/Management

The Company's CEO has had previous success with a similar business model within the oil and gas space through the company RigNet which was taken to NASDAQ in 2010. RigNet started in 2001 with empty pockets and reached a market cap of close to $1 billion. RigNet was an IT/Satellite communications managed services provider that transformed how oil and gas drilling operated and communicated.

The pre-money valuation has been calculated on a fully diluted basis. In making this calculation, we have assumed:

(i) all outstanding options, warrants, and other securities with a right to acquire shares are exercised; and

(ii) any shares reserved for issuance under a stock plan are issued.

Except for options and warrants, the pre-money valuation does not take into account any convertible securities currently outstanding, including SAFE notes. The Company currently has $511,486 in SAFE notes outstanding. Please refer to the Company Securities section of the Offering Memorandum for further details regarding current outstanding convertible securities which may affect your ownership in the future.

Use of Proceeds

If we raise the Target Offering Amount of $9,999.60 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  5.5%

- *Working Capital*
  94.5%
  We will use 94.5% of minimum funds raised for regular operational expenses.

If we raise the over allotment amount of $1,069,998.80, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  5.5%

- *Marketing*
  10.0%
  Ongoing marketing efforts of the Company's core products, includes direct calls to customers with specific problems we are solving, attending and presenting at industry conferences in subject matter and developing and presenting papers.

- *Research & Development*
  20.0%
  Build and develop the new services as per our business plan. These are ongoing, developing algorithms from data, further integrating off the shelf sensors and developing new and improved sensor elements addressing further challenges within the digital flow assurance space.

- *Working Capital*

38.5%
As company is growing rapidly, additional working capital is needed to fund all areas of the company.

- *Inventory*
26.0%
Build up parts inventory of long lead time items.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://www.microsiliconinc.com/ (https://www.microsiliconinc.com/press_releases).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at:
www.startengine.com/microsilicon

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR MicroSilicon Inc.

[See attached]

MICROSILICON, INC.

Financial Statements
Year Ended December 31, 2021 and 2020
(Unaudited)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors
Microsilicon, Inc.
Katy, Texas

We have reviewed the accompanying financial statements of Microsilicon, Inc. (the "Company,"), which comprise the balance sheet as of December 31, 2021 and December 31, 2020, and the related statement of operations, statement of shareholders' equity (deficit), and cash flows for the year ending December 31, 2021 and December 31, 2020, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 14, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart FS

May 6, 2022
Los Angeles, California

MICROSILICON INC.

BALANCE SHEET

(UNAUDITED)

As of December 31,		**2021**		**2020**
(USD $ in Dollars)				
ASSETS				
Current Assets:				
Cash & Cash Equivalents	$	109,806	$	161,592
Acccounts Receivable, net		89,000		64,080
Inventory		29,922		23,115
Prepaids and Other Current Assets		204,952		200,186
Total Current Assets		**433,680**		**448,973**
Property and Equipment, net		12,852		39,526
Intangible Assets		60		95
Security Deposit		3,432		1,750
Total Assets	**$**	**450,023**	**$**	**490,344**
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current Liabilities:				
Accounts Payable	$	45,754	$	32,363
Credit Card		33,013		30,272
Current Portion of Loans and Notes		15,000		135,220
Other Current Liabilities		44,294		39,660
Total Current Liabilities		**138,061**		**237,515**
Promissory Notes and Loans		135,000		145,000
Simple Agreement for Future Equity (SAFEs)		448,168		-
Total Liabilities		**721,229**		**382,515**
STOCKHOLDERS EQUITY				
Common Stock		295		299
Additional Paid in Capital		2,175,100		2,167,906
Retained Earnings/(Accumulated Deficit)		(2,446,602)		(2,060,376)
Total Stockholders' Equity		**(271,207)**		**107,829**
Total Liabilities and Stockholders' Equity	**$**	**450,023**	**$**	**490,344**

See accompanying notes to financial statements.

MICROSILICON INC.

STATEMENTS OF OPERATIONS

(UNAUDITED)

For Fiscal Year Ended December 31,	**2021**	**2020**
(USD $ in Dollars)		
Net Revenue	$ 207,633	$ 326,262
Cost of Goods Sold	24,217	47,416
Gross profit	183,416	278,846
Operating expenses		
General and Administrative	789,628	691,222
Sales and Marketing	408	56
Total operating expenses	790,036	691,278
Operating Income/(Loss)	(606,621)	(412,432)
Interest Expense	1,032	-
Other Loss/(Income)	(221,427)	(5,000)
Income/(Loss) before provision for income taxes	(386,226)	(407,432)
Provision/(Benefit) for income taxes	-	-
Net Income/(Net Loss)	**$ (386,226)**	**$ (407,432)**

See accompanying notes to financial statements.

MICROSILICON INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
(UNAUDITED)

(in , $US)	Common Stock Shares	Common Stock Amount	Additional Paid In Capital	earnings/ (Accumulated Deficit)	Total Shareholder Equity
Balance—December 31, 2019	2,886,929	**$ 289**	**$ 2,165,515**	**$ (1,652,943)**	**$ 512,861**
Share-Based Compensation			2,401		2,401
Net income/(loss)				(407,432)	(407,432)
Balance—December 31, 2020	2,886,929	289	2,167,916	$ (2,060,376)	**$ 107,829**
Issuance of Stock	62,500	6			6
Share-Based Compensation			7,184		7,184
Net income/(loss)				(386,226)	(386,226)
Balance—December 31, 2021	**2,949,429**	**$ 295**	**$ 2,175,100**	**$ (2,446,602)**	**$ (271,207)**

See accompanying notes to financial statements.

MICROSILICON INC.
STATEMENTS OF CASH FLOWS
(UNAUDITED)

For Fiscal Year Ended December 31,		**2021**		**2020**
(USD $ in Dollars)				
CASH FLOW FROM OPERATING ACTIVITIES				
Net income/(loss)	$	(386,226)	$	(407,432)
Adjustments to reconcile net income to net cash provided/(used) by operating activities:				
Depreciation of Property		26,674		26,674
Amortization of Intangibles		35		35
Share-based Compensation		7,191		2,401
Loan Forgivness		(130,220)		
Changes in operating assets and liabilities:				
Acccounts receivable, net		(24,920)		180,518
Inventory		(6,807)		(16,058)
Prepaids and Other Current Assets		(4,765)		(56,453)
Accounts Payable		13,391		(21,690)
Credit Card		2,741		7,593
Other Current Liabilities		4,634		34,890
Security Deposit		(1,682)		-
Net cash provided/(used) by operating activities		**(499,954)**		**(249,521)**
CASH FLOW FROM INVESTING ACTIVITIES				
Purchases of Property and Equipment		-		-
Purchases of Intangible Assets		-		-
Net cash provided/(used) in investing activities		**-**		**-**
CASH FLOW FROM FINANCING ACTIVITIES				
Stock Issuance		-		-
Borrowing on Promissory Notes and Loans		-		280,220
Borrowing on SAFEs		448,168		-
Net cash provided/(used) by financing activities		**448,168**		**280,220**
Change in Cash		(51,786)		30,699
Cash—beginning of year		161,592		130,893
Cash—end of year	**$**	**109,806**	**$**	**161,592**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Cash paid during the year for interest	$	1,032	$	-
Cash paid during the year for income taxes	$	-	$	-
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES				
Purchase of property and equipment not yet paid for	$	-	$	-
Issuance of equity in return for note		-		
Issuance of equity in return for accrued payroll and other liabilities				

See accompanying notes to financial statements.

1. NATURE OF OPERATIONS

Microsilicon Inc. was incorporated on February 12, 2015, in the state of Delaware. The financial statements of Microsilicon Inc. (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Katy, Texas.

MicroSilicon Inc. offers the world's first in-field, harsh environment, Asphaltene Real-Time Analyzer for permanent online monitoring and prediction of asphaltene deposition. Data processing and analytics provide key insights to production systems. MicroSilicon is a spin out from Rice University with an exclusive license to commercialize a unique technology based on a non-intrusive technique for chemical sensing of fluid flow. Data is cloud-connected and provided as a managed service from a proprietary sensor platform. System has been validated with multiple NOC's, IOC's, and independents' both onshore and offshore. It is expandable from same platform to include fluid typing, scale, and corrosion.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2021 and December 31, 2020, the Company's cash and cash equivalents did not exceed FDIC insured limits.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are recorded at net realizable value or the amount that the Company expects to collect on gross customer trade receivables. We estimate losses on receivables based on known troubled accounts and historical experience of losses incurred. Receivables are considered impaired and written-off when it is probable that all contractual payments due will not be collected in accordance with the terms of the agreement. As of December 31, 2021, and 2020, the Company determined that no reserve was necessary.

Inventories

Inventories are valued at the lower of cost and net realizable value. Costs related to finished goods which are determined using an average method.

Property and Equipment

Property and equipment are stated at cost. Normal repairs and maintenance costs are charged to earnings as incurred and additions and major improvements are capitalized. The cost of assets retired or otherwise disposed of, and the related depreciation are eliminated from the accounts in the period of disposal and the resulting gain or loss is credited or charged to earnings.

Depreciation is computed over the estimated useful lives of the related asset type or term of the operating lease using the straight-line method for financial statement purposes. The estimated service lives for property and equipment are as follows:

Category	Useful Life
Equipment	5-7 years
Tooling	5-7 years
Vehicles	5-7 years

Impairment of Long-lived Assets

Long-lived assets, such as property and equipment and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which is generally at a location level. Assets are reviewed using factors including, but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset.

Intangible Assets

The Company capitalizes its patent and filing fees and legal patent and prosecution fees in connection with internally developed pending patents. When pending patents are issued, patents will be amortized over the expected period to be benefitted, not to exceed the patent lives, which may be as long as ten years.

Income Taxes

Microsilicon Inc. is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases.

Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Revenue Recognition

The Company recognizes revenues in accordance with FASB ASC 606, Revenue from Contracts with Customers, when delivery of goods is the sole performance obligation in its contracts with customers. The Company typically collects payment upon sale and recognizes the revenue when the item has shipped and has fulfilled its sole performance obligation.

Revenue recognition, according to Topic 606, is determined using the following steps:

1) Identification of the contract, or contracts, with the customer: the Company determines the existence of a contract with a customer when the contract is mutually approved; the rights of each party in relation to the services to be transferred can be identified, the payment terms for the services can be identified, the customer has the capacity and intention to pay, and the contract has commercial substance.

2) Identification of performance obligations in the contract: performance obligations consist of a promised in a contract (written or oral) with a customer to transfer to the customer either a good or service (or a bundle of goods or services) that is distinct or a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer.

3) Recognition of revenue when, or how, a performance obligation is met: revenues are recognized when or as control of the promised goods or services is transferred to customers.

The Company earns revenues from the sale of its permanent online monitoring and prediction of asphalting deposition service.

Cost of sales

Costs of goods sold include the cost of equipment sold, supplies, materials, and services.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expenses for the years ended December 31, 2021, and December 31, 2020 amounted to $408 and $56, which is included in sales and marketing expenses.

Research and Development Costs

Costs incurred in the research and development of the Company's products are expensed as incurred.

Stock-Based Compensation

The Company accounts for stock-based compensation to both employee and non-employees in accordance with ASC 718, Compensation - Stock Compensation. Under the fair value recognition provisions of ASC 718, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense ratably over the requisite service period, which is generally the option vesting period. The Company uses the Black-Scholes option pricing model to determine the fair value of stock options.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

COVID-19

In March 2020, the outbreak and spread of the COVID-19 virus was classified as a global pandemic by the World Health Organization. This widespread disease impacted the Company's business operations, including its employees, customers, vendors, and communities. The COVID-19 pandemic may continue to impact the Company's business operations and financial operating results, and there is substantial uncertainty in the nature and degree of its continued effects over time. The extent to which the pandemic impacts the business going forward will depend on numerous evolving factors management cannot reliably predict, including the duration and scope of the pandemic; governmental, business, and individuals' actions in response to the pandemic; and the impact on economic activity including the possibility of recession or financial market instability. These factors may adversely impact consumer and business spending on products as well as customers' ability to pay for products and services on an ongoing basis.

This uncertainty also affects management's accounting estimates and assumptions, which could result in greater variability in a variety of areas that depend on these estimates and assumptions, including investments, receivables, and forward-looking guidance.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through May 6, 2022, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

FASB issued ASU No. 2019-02, leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than twelve months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

3. INVENTORY

Inventory consists of the following items:

As of Year Ended December 31,	2021	2020
Finished goods	29,922	23,115
Total Inventory	**$ 29,922**	**$ 23,115**

4. DETAILS OF CERTAIN ASSETS AND LIABILITIES

Account receivables consist primarily of trade receivables and accounts payable consist primarily of trade payables. Prepaid and other current assets consist of the following items:

As of Year Ended December 31,	2021	2020
Prepaid expenses	42,805	42,498
Work in progress	162,146	157,688
Total Prepaids and Other Current Assets	**$ 204,952**	**$ 200,186**

Other current liabilities consist of the following items:

As of Year Ended December 31,	2021	2020
Payroll payable	294	3,993
Deferred Compensation Payable	44,000	35,667
Total Other Current Liabilities	**$ 44,294**	**$ 39,660**

5. PROPERTY AND EQUIPMENT

As of December 31, 2021, and December 31, 2020, property and equipment consists of:

As of Year Ended December 31,		2021		2020
Computer Equipment	$	844	$	844
Furniture & Equipment		73,650		73,650
Machinery & Equipment		13,142		13,142
Property and Equipment, at Cost		**87,636**		**87,636**
Accumulated depreciation		(74,784)		(48,110)
Property and Equipment, Net	**$**	**12,852**	**$**	**39,526**

Depreciation expenses for property and equipment for the fiscal year ended December 31, 2021, and 2020 were in the amount of $26,674 and $26,674, respectively.

6. INTANGIBLE ASSETS

As of December 31, 2021, and December 31, 2020, intangible assets consist of:

As of Year Ended December 31,		2021		2020
Software - IP and Patents	$	130	$	130
Intangible assets, at cost		**130**		**130**
Accumulated amortization		(70)		(35)
Intangible assets, Net	**$**	**60**	**$**	**95**

Entire intangible assets have been amortized. Amortization expenses for patents for the fiscal year ended December 31, 2021, and 2020 were in the amount of $35 and $35, respectively.

The following table summarizes the estimated amortization expense relating to the Company's intangible assets as of December 31, 2021:

Period	Amortization Expense	
2022	$	(35)
2023		(25)
2024		-
2025		-
Thereafter		-
Total	**$**	**(60)**

7. CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock

The Company is authorized to issue 10,000,000 shares of Common Shares class with a par value of $0.0001. As of December 31, 2021, and December 31, 2020, 2,949,429 and 2,886,929 shares have been issued and are outstanding.

8. SHAREBASED COMPENSATION

During 2015, the Company authorized the Stock Option Plan (which may be referred to as the "Plan"). The Company reserved 500,000 shares of its Common Stock pursuant to the Plan, which provides for the grant of shares of stock options, stock appreciation rights, and stock awards (performance shares) to employees, non-employee directors, and non-employee consultants. The option exercise price generally may not be less than the underlying stock's fair market value at the date of the grant and generally have a term of four years. The amounts granted each calendar year to an employee or nonemployee is limited depending on the type of award.

Stock Options

The Company granted stock options. The stock options were valued using the Black-Scholes pricing model with a range of inputs indicated below:

As of Year Ended December 31,	2021
Expected life (years)	10.00
Risk-free interest rate	2.50%
Expected volatility	75%
Annual dividend yield	0%

The risk-free interest rate assumption for options granted is based upon observed interest rates on the United States government securities appropriate for the expected term of the Company's employee stock options.

The expected term of employee stock options is calculated using the simplified method which takes into consideration the contractual life and vesting terms of the options.

The Company determined the expected volatility assumption for options granted using the historical volatility of comparable public company's Common Stock. The Company will continue to monitor peer companies and other relevant factors used to measure expected volatility for future stock option grants, until such time that the Company's Common Stock has enough market history to use historical volatility.

The dividend yield assumption for options granted is based on the Company's history and expectation of dividend payouts. The Company has never declared or paid any cash dividends on its Common Stock, and the Company does not anticipate paying any cash dividends in the foreseeable future.

Management estimated the fair value of Common Stock based on recent sales to third parties. Forfeitures are recognized as incurred.

A summary of the Company's stock options activity and related information is as follows:

	Number of Awards	Weighted Average Exercise	Weighted Average Contract Term
Outstanding at December 31, 2019	300,000	$ 0.03	-
Granted	33,000		
Execised	-		
Expired/Cancelled	(33,000)		-
Outstanding at December 31, 2020	300,000	$ 0.03	7.80
Exercisable Options at December 31, 2020	300,000	$ 0.03	7.80
Granted	95,149	$ -	
Execised	-	$ -	
Expired/Cancelled	(10,000)	$ -	
Outstanding at December 31, 2021	385,149	$ 0.03	6.80
Exercisable Options at December 31, 2021	267,572	$ 0.03	6.80

Stock option expenses for the years ended December 31, 2021, and December 31, 2020 were $1,672 and $2,401, respectively.

Warranty

A summary of the Company's warranty activity and related information is as follows:

	Number of Awards	Weighted Average Exercise	Weighted Average Contract Term
Outstanding at December 31, 2019	70,159	$ 0.03	-
Granted	-		
Execised	-		
Expired/Cancelled	-		-
Outstanding at December 31, 2020	70,159	$ 0.03	9.68
Exercisable Options at December 31, 2020	70,159	$ 0.03	9.68
Granted	170,497	$ -	
Execised	-	$ -	
Expired/Cancelled	-	$ -	
Outstanding at December 31, 2021	240,656	$ 0.03	8.68
Exercisable Options at December 31, 2021	200,656	$ 0.03	8.68

Warranty expense for the years ended December 31, 2021, and December 31, 2020, was $5,512 and $0, respectively.

9. DEBT

Promissory Notes & Loans

During the years presented, the Company entered into promissory notes & loans agreements. The details of the Company's loans, notes, and the terms are as follows:

					For the Year Ended December 2021					For the Year Ended December 2020				
Debt Instrument Name	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness
SBA Loan	$ 150,000	3.75%	5/16/2020	5/16/2050	$ 5,625	$ 5,625	$ 15,000	$ 135,000	$ 150,000	$ 2,813	$ 2,813	$ 5,000	$ 145,000	$ 150,000
PPP loan	$ 130,220	0.98%	12/06/2020	Forgiven in 2021	$ -	$ -	$ -	$ -	$ -	$ 1,276	$ 1,276	$ 130,220	$ -	$ 130,220
Total					$ 5,625	$ 5,625	$ 15,000	$ 135,000	$ 150,000	$ 4,089	$ 4,089	$ 135,220	$ 145,000	$ 280,220

The summary of the future maturities is as follows:

As of Year Ended December 31, 2021	
2022	$ 15,000
2023	13,500
2024	13,500
2025	13,500
2026	13,500
Thereafter	81,000
Total	**$ 150,000**

SAFE(s)

The details of the Company's Simple Agreements for Future Equity ("SAFE") and the terms are as follows:

				As of Year Ended December 31,	
SAFE(s)	Borrowing Period	Valuation Cap	Discount	2021	2020
Safes I - XVI	Fiscal Year 2021	$ 10,000,000	80%	$ 448,168	$ -
Total SAFE(s)				**$ 448,168**	**$ -**

If there is an Equity Financing before the termination of this SAFE, on the initial closing of such Equity Financing, this SAFE will automatically convert into the number of shares of SAFE Preferred Stock equal to the purchase amount divided by the conversion price. If there is a liquidity event before the termination of this SAFE, this SAFE will automatically be entitled to receive a portion of proceeds, due and payable to the Investor immediately prior to, or concurrent with, the consummation of such liquidity event, equal to the greater of (i) the purchase amount (the "Cash-Out Amount") or (ii) the amount payable on the number of shares of Common Stock equal to the purchase amount divided by the liquidity price (the "Conversion Amount"). If there is a dissolution event before the termination of this SAFE, the Investor will automatically be entitled to receive a portion of proceeds equal to the Cash-Out Amount, due and payable to the investor immediately prior to the consummation of the dissolution event. In a liquidity event or dissolution event, this SAFE is intended to operate like standard non-participating Preferred Stock. The investor's right to receive its Cash-Out Amount is: (i) Junior to payment of outstanding indebtedness and creditor claims, including contractual claims for payment and convertible promissory notes (to the extent such convertible promissory notes are not actually or notionally converted into Capital Stock); (ii) On par with payments for other SAFEs and/or Preferred Stock, and if the applicable proceeds are insufficient to permit full payments to the Investor and such other SAFEs and/or Preferred Stock, the applicable proceeds will be distributed pro rata to the Investor and such other SAFEs and/or Preferred Stock in proportion to the full payments that would otherwise be due; and (iii) senior to payments for Common Stock.

10. INCOME TAXES

The provision for income taxes for the year ended December 31, 2021, and December 31, 2020 consists of the following:

As of Year Ended December 31,		2021		2020
Net Operating Loss	$	(105,247)	$	(111,510)
Valuation Allowance		105,247		111,510
Net Provision for income tax	$	-	$	-

Significant components of the Company's deferred tax assets and liabilities on December 31, 2021, and December 31, 2020, are as follows:

As of Year Ended December 31,		2021		2020
Net Operating Loss	$	(344,158)	$	(238,912)
Valuation Allowance		344,158		238,912
Total Deferred Tax Asset	$	-	$	-

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2021, and December 31, 2020. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carryforward period are reduced or increased.

For the fiscal year ending December 31, 2021, the Company had federal cumulative net operating loss ("NOL") carryforwards of $1,262,966, and the Company had state net operating loss ("NOL") carryforwards of approximately $1,262,966. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2021, and December 31, 2020, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2021, and December 31, 2020, the Company had no accrued interest and penalties related to uncertain tax positions.

11. RELATED PARTY

On April 13, 2021, the Company received a short-term loan in the amount of $20,000 from a company called Tembusu LLC, owned by Tembusu Trust, who is also one of the Microsilicon Inc.'s shareholders.

12. COMMITMENTS AND CONTINGENCIES

Operating Leases

The Company entered into a month-to-month lease contract with Network Analyzer TRS Rentelco. Rent expenses were in the amount of $27,519 and $23,454 as of December 31, 2021, and December 31, 2020, respectively.

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2021, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

13. SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2021, through May 6, 2022, which is the date the financial statements were available to be issued.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

14. GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has a net operating loss of $606,621, an operating cash flow loss of $499,954, and liquid assets in cash of $109,806, which less than a year's worth of cash reserves as of December 31, 2021

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

This offering is not live or open to the public at this moment.

MicroSilicon

Sensor Technology for Energy Transformation


MicroSilicon

Website   Houston, TX   TECHNOLOGY

MicroSilicon has developed a digital flow assurance platform to bring more sustainable operations to traditional oil and gas production by improving the operational efficiency of chemical use and dosage for oil extraction. Our patented technology leverages quantum chemistry, AI and machine learning to significantly reduce costs, waste and the associated carbon footprint.

$0.00 raised

0 Investors	$18.6M Valuation
$5.20 Price per Share	$260.00 Min. Investment
Common Shares Offered	Equity Offering Type
$1.07M Offering Max	Reg CF Offering

INVEST NOW

This Offering is eligible for the StartEngine Owner's 10% Bonus

This Reg CF offering is made available through StartEngine Capital, LLC.

This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

Overview   Team   Terms   Updates   Comments   Follow

Reasons to Invest

- MicroSilicon has $1.6M in revenue to date, with an additional $1M worth of contracts in our pipeline for pilot projects with several of the world's top oil producers, including the Abu Dhabi National Oil Company (ADNOC).
- Our mission is to become leaders in digital flow assurance which is a total addressable market that we estimate at $2.7B*.
- We believe MicroSilicon holds a strong patent portfolio, with 16 granted or licensed patents and additional patents pending. As one of the first movers in the market, we anticipate this will offer us a competitive advantage which may increase even further as our differentiation continues.

*Market assessment conducted internally by MicroSilicon.

A unique platform technology to support the ongoing Energy Transition

The production and transportation of oil requires a lot of pipes—and if you know anything about pipes, you know that they get clogged up all too easily. The oil that powers our trains, planes and automobiles is found deep in the ground, extracted from rock and moved up to the surface, where it's transported to a refinery and then sent to consumers in the form of plastic, gasoline, jet fuel, etc.

One of the biggest challenges in managing the movement of this oil is a heavy component called asphaltene, "the cholesterol of oil," that can clog pipes to the point of completely stopping production. The oil industry's use of harsh chemicals against asphaltene has produced mostly lackluster results, leaving the problem unsolved for nearly 60 years. **Enter MicroSilicon.**


MicroSilicon's proprietary platform technology accurately controls the volume of necessary chemicals and can improve operational efficiency within oilfields

Our patented technology leverages quantum chemistry, AI and machine learning to implement real-time chemical spectroscopy and advanced micro-sensors for industrial process monitoring. MicroSilicon's proprietary platform technology sets the stage to more accurately control the volume of necessary chemicals, thereby improving operational efficiency and reducing the environmental effects these chemicals cause. Optimizing drainage with digital flow assurance means drilling fewer wells and squeezing more energy out of existing facilities.



While the global energy ecosystem is growing cleaner and greener, oil and gas will remain a critical resource for decades to come. In order to succeed in this enormous and essential transition, it's crucial to change the paradigm of energy extraction.

MicroSilicon has created a completely different approach to managing operational efficiency within oilfields, potentially presenting an enormous, immediate and impactful opportunity to increase sustainability while improving costs and supply. Our mission is to play a critical role in making traditional energy production safer, cheaper and more sustainable by drastically cutting the cost of chemicals used in the oil industry and significantly reducing the carbon footprint associated with oil production.


Our mission is to make today's energy production safer, cheaper & more sustainable

As the Energy Transition advances, we'll continue to expand our platform's applications to support non-traditional sources such as offshore wind. We've got patents on every single new problem we've solved—16 and counting—resulting in a unique and highly proprietary system including our licenses from Rice University, service and dataset that grows and improves over time.

THE PROBLEM

Billions are being spent annually on asphaltene mitigation

Asphaltene deposition costs roughly **$2.5B annually***—of which the current solutions are largely costly and ineffective. Within pipelines, asphaltene acts much like cholesterol does in your arteries. If the asphaltene becomes unstable, it aggressively deposits inside pumps and tubing, potentially shutting down production and increasing remediation costs. This recurring issue affects markets around the world (source), with oil and gas operators spending billions each year in attempts to mitigate asphaltene buildup in their wells and pipelines.

**Figure calculated by Global Industry Analysts in the 2021 report, 'Global Asphaltene and Paraffin Inhibitors Industry'*

The accumulating asphaltene can plug the wellbore tubing, valves, separators, etc. obstructing the pipelines. Repair costs range from $300K to $20M offshore. A well producing a daily volume of 5,000 barrels can stand to lose $500K per day when shut down. Past measures to prevent these losses and inefficiencies have fallen far short due to an inability to measure asphaltene levels in real time.



Asphaltene deposition costs up to $2.5B—annually
Oil and gas operators are spending billions each year in attempts to mitigate harmful pipeline buildup

**Figure calculated by Global Industry Analysts in the 2021 report, 'Global Asphaltene and Paraffin Inhibitors Industry'*

Despite renewable energy advancements, traditional fossil fuels will remain crucial for decades to come. In 2021, renewable energy sources accounted for about 12.2% of total U.S. energy consumption and about 20.1% of electricity generation (source); by 2050, renewables are projected to account for only 42% of total energy (source).

While the world prepares for the energy of tomorrow, MicroSilicon has developed a solution that oil and gas operators need today.

THE SOLUTION

A proprietary platform leveraging quantum science improves operational efficiency

MicroSilicon combines advanced sensors, data analytics and AI software to more accurately target & dose chemicals, thereby increasing production, reducing waste & costly repairs, extending the life of assets and improving efficiency & sustainability.

Our award-winning **Quantum RF Asphaltene Analyzer***, installed in flowlines from reservoir to refineries, is used for permanent online monitoring and prediction of asphaltene deposition onset.

The raw data uses a combination of GHz radio-frequencies and a large magnetic field to produce the information needed to manage and control the asphaltene deposition. Our **Quantum Vision software*** then converts the raw data into actionable information for the operator of the oilfield. The Vision software connects with the sensor to provide key insights that allow the operator to replace large and expensive equipment traditionally used to monitor buildup or damage. On top of this, we anticipate a predictive benefit, as the Vision software leverages data to identify when a well is likely to fail.

**Mark of MicroSilicon*



MicroSilicon's proprietary platform drives recurring revenue through a Solution a Service (SaaS) business model with the capacity to expand to additional services and solutions on the same core platform. Our multi-unit, multi-year contracts are subscription-based and incorporate analytics, interpretation and consulting, allowing us to build long-term relationships with customers.

Our expansion strategy involves partnering with smaller, local companies to create attractive in-country value; leveraging our existing relationships for choice opportunities in select areas, markets and verticals; and partnering with established, deeply knowledgeable players within respective verticals.


MicroSilicon combines advanced sensors, data analytics, and AI software to more accurately target and dose chemicals
EPR Asphaltene Response
Our Quantum Vision software connects with the Quantum RF Asphaltene Analyzer to provide key insights, replacing large and expensive equipment traditionally used to monitor buildup or damage.

With one of our biggest customers, Abu Dhabi National Oil Company (ADNOC), we're looking to maximize value from every barrel to deliver the greatest possible return while meeting the world's growing demand for energy efficiency. In numbers, this means enabling ADNOC **to increase production by 30,000 bpd (~$1B/year)** by resolving the issues related to asphaltene build-up. ADNOC has forecasted that our technology will save them **as much as $19M over 5 years** while reducing chemical costs by up to 20%.

In the short term, we'll be solving asphaltene problems for operators in traditional wells while also forming partnerships with operators looking to increase oil production by injecting CO_2. Across the next 5-10 years we plan to expand into mapping chemical fingerprints against the injection sweep, unlocking serious revenue opportunities well beyond our current $2.7B* addressable market.

**Market assessment conducted internally by MicroSilicon.*

THE MARKET

MicroSilicon is one of the first movers in the largely unexplored digital flow assurance market

The total addressable market for digital flow assurance is an estimated **$2.7B***, with the biggest applications for MicroSilicon's technology in the Middle East, Gulf of Mexico and Central America—regions which correlate with booming oil exploration and production.

**Market assessment conducted internally by MicroSilicon.*



$2.7 Billion
Estimated Digital Flow Assurance Total Addressable Market
Technology applications in the Middle East, Gulf of Mexico, and Central America
No known direct competitors in digital flow assurance
Growing Patent Portfolio (16 granted, more pending)

**Market assessment conducted internally by MicroSilicon.*

With our ongoing contracts with major oil producers in the Middle East and Offshore Gulf of Mexico, we believe we are already punching above our weight in terms of accessing global markets. We expect this momentum will only increase as we expand our footprint to cover Central America and Brazil, and we make further hardware and software extensions to improve production and efficiency.

Our customers have told us that we have no direct competitors*, an advantage that is further strengthened by our unique proprietary technology, cumulative experience and growing patent portfolio - a list consisting of 16 granted and licensed patents with more patents currently pending. From here, our differentiation will only continue to increase over time, setting us up for further opportunity and success.

**Testimonials may not be representative of the experience of other customers and is not a guarantee of future performance or success.*

OUR TRACTION

$1.6M in paid pilot projects with several of the world's top oil producers, with another $1M in our pipeline

MicroSilicon's Quantum RF Asphaltene Analyzer was launched in 2018 and successfully commercialized in 2021. To date, more than $1.6M has been generated through paid pilot projects with several of the world's top oil producers, including contracts with the Abu Dhabi National Oil Company (ADNOC).

$1.6M paid pilot projects with several of the world's top oil producers.

أدنوك ADNOC

- **Raised $2.5M** to research, engineer & fully certify units
- Over a **dozen pilot projects** since the company's launch
- **5 permanent long-term installations** in the US, Gulf of Mexico, & Middle East

Following an 18-month inline prototype pilot in West Texas, we raised $1M to engineer and manufacture fully QHSE-certified units that have since completed two pilots in the Middle East and another in the Gulf of Mexico. Despite the disruptions caused by COVID-19, we've had no canceled projects and all of our pilots have received customer funding.

Our innovative work has led to a number of awards, grants and recognitions. MicroSilicon was awarded **Breakthrough Research of The Year** at ADIPEC 2021 and the **2021 iChemE Research Project Award**, and was a finalist at the **2021 S&P Global Energy Awards**, as well as **2018** & **2021** World Oil Awards. We also received a highly competitive $225K Phase I NSF/SBIR Award, as well as $500K from the Department of Energy specifically for fracture mapping.

Our innovative work has led to a number of awards, grants, and recognitions



Awarded Breakthrough Research of The Year at ADIPEC 2021 and the 2021 iChemE Research Project Award

Finalist at the 2021 S&P Global Energy Awards, as well as 2018 & 2021 World Oil Awards

Repeat customer orders will propel us towards multi-unit, multi-year service agreements with more of the world's largest energy companies, with a continued focus on the Middle East, Gulf of Mexico and Central America. We believe we can extend the idea of chemical fingerprinting to not just one well but the entire reservoir, an approach that has already been proven on two CO2-injection pilot tests in the US.

We're in the process of developing additional technology, including fracture mapping technology and cement monitoring technology, both of which we plan to pilot in 2023. All of this will enable us to explore industrial applications beyond flow assurance.

WHY INVEST

Together we can make traditional energy cleaner

While the economy remains reliant on oil and gas, MicroSilicon is uniquely positioned to bridge the critical energy gap as Energy Transition evolves.

We believe MicroSilicon is poised to become a leader and trusted source on the use of real-time digital spectroscopy in challenging industrial environments beyond oil and gas. The use of big data is transforming today's management of chemical challenges while optimizing energy production and reducing usage of environmentally harmful chemicals. We are providing a critical, in-demand service that improves operations and sustainability in one of the world's most energy-intensive industries. Our potential for win-win impact is huge, and we'd love you to join us in bringing this impact to life.



MicroSilicon can help bridge a critical energy gap

The use of big data is transforming today's management of chemical challenges. We are providing a critical, in-demand service that improves both operations and sustainability.



Meet Our Team



Omar Kulbrandstad

CEO & Founder

Omar is a thirty-year veteran of the Oil and Gas industry. Omar is co-founder and CEO of MicroSilicon Inc. and previously co-founder and former CEO of RigNet (NASDAQ: RNET) where he gained knowledge and experience building a technology business within Oil & Gas industry from the ground up. He has spent his career in different parts of the globe including the US, Europe, Asia-Pacific and the Middle East, establishing and growing successful teams. The first half of his career was with Schlumberger were he progressed from the field to various leadership positions. Omar brings a deep understanding of the global Oil & Gas industry with great understanding of cultural differences, operating conditions and business dynamics around the world. Mr. Kulbrandstad holds a degree in Electrical Engineering, Electronics from Trondheim School of Technology in Norway.

Omar is fulltime at Microsilicon.



Aydin Babakhani

Director & Founder

Dr. Babakhani is an Associate Professor in the Electrical and Computer Engineering Department at UCLA and the Director of UCLA Integrated Sensors Laboratory. Prior to joining UCLA, he was an Associate Professor in the Electrical and Computer Engineering Department at Rice University and the Director of Rice Integrated Systems and Circuits Laboratory. He was a Louis Owen Junior Chair Assistant Professor (2016-2017) and Assistant Professor of ECE (2011-2016) at Rice University. He was a member of DARPA Microsystems Exploratory Council (MEC) from 2017-2021. He is a co-founder of MicroSilicon Inc., Maxwell Biomedical Inc. and Nerovnik Inc. He received his B.S. degree in electrical engineering from Sharif University of Technology in 2003 and his M.S. and Ph.D. degrees in Electrical Engineering from Caltech in 2005 and 2008, respectively. He was a postdoctoral scholar at Caltech in 2009 and a research scientist at IBM Thomas J. Watson Research Center in 2010.

Aydin works Part time & 4 hours / week at Microsilicon.



Ben Vershcuere

Board Director

Fintech executive with extensive experience in capital markets.

Co-founder and Chief Investment Officer of Treasure a Fintech company providing outsourced treasury and CFO operation for small and medium businesses.

Worked for 10 years for Peter Thiel family office and hedge fund (Clarium) as a portfolio manager and macro strategist helping Peter deploy capital across the world. Subsequently launched and successfully ran his own family office leveraging the experience gained with Thiel.

Ben is Part time & works 1 hour / week.



John Lovell

VP Technology & Strategy

What I've enjoyed most in my career have been the opportunities to take simple ideas in physics and create new business opportunities. If there's a differential equation to be solved, so much the better!

Over the past 20yrs, I have created technology and markets for: real-time LWD imaging, electromagnetic MWD telemetry, optically enabled Coiled Tubing and real-time sandface monitoring on Dual Stage subsea completions.

Now focusing on techniques to better extract valuable production and reservoir information from permanent microwave, electrical and optical sensing, with particular emphasis on production management and flow assurance.

John is Full time & works 40 hours a week at Microsilicon.



Torger Skillingstad

Senior Advisor

Experienced Chief Executive Officer with a demonstrated track record in the oil & energy industry.

Strong subsurface knowlegde background including reservoir, drilling & completions. Skilled in Management, and Organizational Leadership.

Skilled business development professional with a MSc in Petroleum Engineering from Rogaland University.

Torger is Part time & works 1 hour / week at Microsilicon



Adam Haun

Senior Software Architect

I am an electronics engineer with fifteen years of experience in firmware development, mixed-signal systems, low-level communications, and IoT. My particular specialty is in understanding and developing complex systems. I am also an excellent communicator, and use my skills for training and collaborative work. I have a record of both leading and assisting in long-term investigations to uncover the root causes of technical problems. I've kept up my math and science learning since college, which helps me to quickly learn new technical skills.



John Henry Alzate

Product Deployment Engineer

Technically sophisticated engineering professional with solid history of production optimization, surface facilities and field operations in the Oil and Gas industry.

• Broad knowledge and success in an engineering development environment, to include reservoir characterization and geological modeling of conventional and unconventional plays.

• Success developing, executing, and analyzing project designs, production monitoring, production optimization, artificial lift systems, basic reservoir analysis, and surveillance.

• Skilled team leader and trainer with a track record of directing multiple tasks effectively to ensure on target completion of all deliverables; engineering design, and process improvement.

• Outstanding interpersonal and communication strengths leveraged to understand and drive continuous performance improvement in well productivity, cost efficiency, well sequencing, and overall strategy.

John is Full time & works 40 hours a week at Microsilicon.

Offering Summary

Company	MicroSilicon Inc.
Corporate Address	2101 Citywest Blvd, Houston, TX 77042
Offering Minimum	$9,999.60
Offering Maximum	$1,069,998.80
Minimum Investment Amount (per investor)	$260.00

Terms

Offering Type	Equity
Security Name	Common Stock
Minimum Number of Shares Offered	1,923
Maximum Number of Shares Offered	205,769
Price per Share	$5.20
Pre-Money Valuation	$18,591,216.80

**Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.*

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Investment Incentives and Bonuses*

Time-Based:

Friends and Family Early Birds

Invest within the first four weeks and receive 20% bonus shares

Super Early Bird Bonus

Invest within the first eight weeks and receive 15% bonus shares

Amount-Based:

$1,000+ | Tier 1

5% Bonus Shares

$2,500+ | Tier 2

10% Bonus Shares

$5,000+| Tier 3

15% Bonus Shares

$10,000+| Tier 4

20% Bonus Shares

$25,000+| Tier 5

25% Bonus Shares

Audience-Based:

5% bonus shares for previous investors.

**All perks occur when the offering is completed.*

The 10% StartEngine Owners' Bonus

MicroSilicon Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $5.20 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $520. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus and the 5% previous investor Audience-Based Bonus in addition to the aforementioned bonus.

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Inter company debt or back payments.

Offering Details

Form C Filings

SHOW MORE

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

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EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

OMAR (CEO + FOUNDER):

With the global energy demand expected to rise by nearly 50% by 2050, the reality is renewable energy alone can't keep up with our growing energy needs.

As we continue to use oil for decades to come, we must make sure it is produced as cleanly and sustainably as possible.

MicroSilicon's mission is to make energy production more sustainable, and our first product focuses on making crude oil cleaner and more economical.

Text on screen: Global Energy consumption is expected to increase by 50% by 2050.

Show globally energy consumption with text on screen: "energy demand to rise nearly 50% by 2050"

Show gas stations, and gas being put into a car.

Omar to camera with lowerthird:

Omar kulbrandstad

CEO + FOUNDER

JOHN (VP TECH)

The Quantum RF Asphaltene Analyzer, monitors asphaltene buildup in oilfield production hardware, a $350 million dollar addressable market. Asphaltene is like the cholesterol of oil and if it becomes unstable, it aggressively deposits inside pumps and tubing, potentially shutting down production and increasing remediation costs.

Our technology allows operators to better manage and control asphaltene deposition in real-time, increasing their oil production while minimizing the environmentally harmful chemicals used to treat asphaltene buildup.

AYDIN (FOUNDER + CHIEF SCIENTIST):

MicroSilicon's award-winning, patented technology combines state-of-the-art electron spin sensors, big data, and AI to extract and process raw chemical data from crude oil in real time. This information enables energy companies to increase efficiency, produce more barrels of oil per day out of existing wells, and reduce their use of environmentally harmful chemicals by as much as 50%.

Text on Screen: 16 awarded patents

Text on screen : 30,000 barrels/day for one of our customers

OMAR

Our seasoned team has won prestigious awards and is already working with the world's top oil producers for applications in six different countries. We have had 1.6 million dollars in revenue to date, and over 1 million dollars worth of contracts in our pipeline. With our SaaS business model, these contracts will be converted into subscription clients providing consistent, long-term revenue.

Text on screen: 90+ years of combined oil industry experience

Text: list of awards

*Breakthrough Research of The Year at ADIPEC 2021

*iChemE Research Project Award 2021

*Finalist at World Oil Awards 2018 and 2021

*Finalist at S&P Global Energy Award 2021

*NSF Research Award of $225K in 2020

*SPE Innovation award of $50K in 2018

OMAR

We believe our applications expand beyond traditional energy. For example, our ability to monitor the degradation of engine and gear oil makes MicroSilicon products useful in maintaining all kinds of high value industrial assets, such as large industrial generators and offshore wind turbines. We're excited to expand our technology as the energy market evolves.

OMAR AND AYDIN

Join us today. Together we can make traditional energy cleaner.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 5.5-13% (five and one-half to thirteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

- As compensation for the services provided by StartEngine Capital, investors are also required to pay StartEngine Capital a fee consisting of a 0-3.5% (zero to three and a half percent) service fee based on the dollar amount of securities purchased in each investment.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

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EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE RESTATED CERTIFICATE OF "MICROSILICON INC.", CHANGING ITS NAME FROM "MICROSILICON INC." TO "MICROSILICON, INC.", FILED IN THIS OFFICE ON THE SIXTEENTH DAY OF NOVEMBER, A.D. 2015, AT 3:45 O`CLOCK P.M.

Jeffrey W. Bullock, Secretary of State

5692429 8100
SR# 20150941742

Authentication: 10431471
Date: 11-17-15

State of Delaware
Secretary of State
Division of Corporations
Delivered 03:45 PM 11/16/2015
FILED 03:45 PM 11/16/2015
SR 20150933653 - File Number 5692429

RESTATED CERTIFICATE OF INCORPORATION

OF

MICROSILICON INC.

MicroSilicon Inc., a corporation organized and existing under the provisions of the General Corporation Law of State of Delaware, does hereby certify:

1. The name of this corporation is MicroSilicon Inc., and this corporation was originally incorporated pursuant to the General Corporation Law on February 12, 2015;

2. The Board of Directors duly adopted resolutions proposing to amend and restate the Certificate of Incorporation of this corporation, declaring said amendment and restatement to be advisable and in the best interests of this corporation and its stockholders, and authorizing the appropriate officers of this corporation to solicit the consent of the stockholders therefor, which resolution setting forth the proposed amendment and restatement is as follows:

RESOLVED, that the Certificate of Incorporation of this corporation be amended and restated in its entirety to read as follows:

FIRST: The name of the Corporation is MicroSilicon, Inc. (the "Corporation").

SECOND: The address of the Corporation's registered office in the State of Delaware is 1209 Orange Street, City of Wilmington, County of New Castle, Delaware 19801. The name of the Corporation's registered agent at such address is The Corporation Trust Company.

THIRD: The nature of the business of the Corporation and the objects or purposes to be transacted, promoted or carried on by it are as follows: To engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware.

FOURTH: The total number of shares that the Corporation is authorized to issue is Ten Million (10,000,000) shares, all of the same class, designated as Common Stock with a par value of $0.0001 per share ("Common Stock"). Upon the effectiveness of this Amended and Restated Certificate of Incorporation, each then outstanding share of Common Stock shall be split and converted into One Thousand (1,000) shares of Common Stock. No fractional shares shall be recorded.

FIFTH: The Board of Directors is expressly authorized to make, alter or repeal the Bylaws of the Corporation.

SIXTH: Elections of directors need not be by written ballot unless the Bylaws of the Corporation shall so provide.

SEVENTH: Whenever a compromise or arrangement is proposed between the Corporation and its creditors or any class of them and/or between the Corporation and its stockholders or any class of them, any court of equitable jurisdiction within the State of Delaware may, on the application in a summary way of the Corporation or of any creditor or stockholder thereof, or on the application of any receiver or receivers appointed for the Corporation under the provisions of Section 291 of Title 8 of the Delaware Code or on the application of trustees in dissolution or of any receiver or receivers appointed for the Corporation under the provisions of Section 279 of Title 8 of the Delaware Code order a meeting of the creditors or class of creditors, and/or of the stockholders or class of stockholders of the Corporation, as the case may be, to be summoned in such manner as the said court directs. If a majority in number representing three-fourths in value of the creditors or class of creditors, and/or of the stockholders or class of stockholders of the Corporation, as the case may be, agree to any compromise or arrangement and to any reorganization of the Corporation as a consequence of such compromise or arrangement, the said compromise or arrangement and the said reorganization shall, if sanctioned by the court to which the said application has been made, be binding on all the creditors or class of creditors, and/or on all the stockholders or class of stockholders, of the Corporation, as the case may be, and also on the Corporation.

EIGHTH: The Corporation reserves the right to amend, alter, change or repeal any provision contained in this Certificate of Incorporation, in the manner now or hereafter prescribed by statute, and all rights conferred upon stockholders herein are granted subject to this reservation.

NINTH: To the fullest extent permitted by Delaware statutory or decisional law, as amended or interpreted, no director of the Corporation shall be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director. This Article Ninth does not affect the availability of equitable remedies for breach of fiduciary duties.

TENTH: To the fullest extent permitted by Delaware statutory or decisional law, as amended or interpreted, the Corporation is authorized to provide indemnification of (and advancement of expenses to) directors, officers and agents of the Corporation (and any other persons to which General Corporation Law permits the Corporation to provide indemnification) through Bylaw provisions, agreements with such agents or other persons, vote of stockholders or disinterested directors or otherwise, in excess of the indemnification and advancement otherwise permitted by Section 145 of the General Corporation Law. Any amendment, repeal or modification of the foregoing provisions of this Article Tenth shall not adversely affect any right or protection of any director, officer or other agent of the Corporation existing at the time of such amendment, repeal or modification.

* * *

3. That the foregoing amendment and restatement was approved by the holders of the requisite number of shares of this corporation in accordance with Section 228 of the General Corporation Law.

4. That this Amended and Restated Certificate of Incorporation, which restates and integrates and further amends the provisions of this Corporation's Certificate of Incorporation, has been duly adopted in accordance with Sections 242 and 245 of the General Corporation Law.

IN WITNESS WHEREOF, this Amended and Restated Certificate of Incorporation has been executed by a duly authorized officer of this corporation on this 16th day of November, 2015

By: /s/ Omar Kulbrandstad
Omar Kulbrandstad, Chief Executive Officer